CHAIRMAN OF THE BOARD OF DIRECTORS CONTRACT

THIS AGREEMENT ("Agreement") is made as of March 19, 2018, at Burbank, California among **IMAGING3, INC.,** a Delaware corporation ("Company"), and **Jeffrey N. Peterson** ("PETERSON") with reference to the following facts:

In consideration of their respective promises contained herein, the parties hereto agree as follows:

1. ELECTION, APPOINTMENT, TERM AND ACCEPTANCE

Company hereby attests and records that PETERSON has been duly and properly elected and appointed by its Board of Directors ("Board"), effective on the date first written above, to fill a currently open position and to serve in the capacity of Member ("Boardmember") and furthermore as the Chairman of the Board of Directors of the Company ("Chairman"), until conclusion of the normal term of service for Boardmembers or until the next date of normal election by the Company's shareholders ("Term"). PETERSON hereby accepts this election and appointment, and agrees to serve as Boardmember and as Chairman for the Term. PETERSON and Company now desire to memorialize the terms and conditions associated with this Agreement, which terms and conditions are stipulated herein.

2. CHAIRMAN'S DUTIES

PETERSON shall, while contributing his services hereunder:

(a) Serve the Company in the capacity set forth in Section 1, using his best efforts, skills, and diligence in the performance of such duties, including assistance to the Company in obtaining and closing upon sources of funding, at such place or places as he may determine to be required for valid business reasons and in conformance with the reasonable determination of the Board;

(b) Lead the Board and perform the duties and exercise the powers assigned or vested in him by the Board;

(c) Serve on at least two committees of the Board, including the Nominations Committee and the Compensation Committee, when such committees are constituted by the Board;

(c) Comply with and conform to any lawful instructions or directions given or made by the Board, and faithfully, industriously, diligently, and to the best of PETERSON's ability, experience, and talents, serve the Company's shareholders and perform all of the duties that may be required by the terms and conditions of this Agreement to the reasonable satisfaction of the Board, so as to promote the Company's and its shareholder's business interests.

3. COMPENSATION

In consideration of the performance by PETERSON of his duties hereunder, the remuneration of PETERSON shall be (and the Company shall pay to PETERSON):

(a) As Chairman, Board fees ("Fees") of $10,000 per month, which amount shall be subject to no deductions. This amount shall initially be reduced to a rate of $5,000 per month until such time as the Company shall have closed on a total of $2.5 million of new equity funding (including any debt conversions into such funding) following the date of this Agreement.

(b) A Special Bonus, completely independent of Fees described above, that shall be as follows: 2% of first $10 million of equity funds or funds subsequently converted into equity raised from any investors that are virgin sources, meaning (i) they are sources that PETERSON introduced to the Company and (ii) no commission relating to their investment is due to any third party (external to Company or to investment bankers or equivalent retained by Company).

(c) It is understood that during periods in which Company has cash and liquid investment assets that are insufficient to fund the next 6 months of the then current Board-approved Company operational budget, cash payments to Board members may be deferred until such time as adequate funds are available for such payments. Any deferment of payment by the Company or allowance or acceptance for such deferment of payment by PETERSON of the remuneration defined and owed to PETERSON herein, shall in no way reduce the urgency or the patency of the amount owed to PETERSON. At his sole option, PETERSON may elect to convert some or all of any amounts due to him into currently open debt or equity investments offered by the Company. Upon such election, Company shall take all reasonable efforts to provide payment of monies due to PETERSON, sufficient for PETERSON to complete such intended investment of the monies into such current offering by the Company.

In addition, the Company shall grant to PETERSON, on or around the date of Agreement, a total of 480,000 stock options (post-reverse 20:1 split, or equivalent, such as a warrant to buy shares at the then-market price), whose exercise price shall be $0.20 per share (20x the closing market price of $0.01 on March 15, 2018, the day before the reverse split date). Such options shall vest as follows: (a) in equal amounts monthly over his first 12 months of Board service; or (b) fully and immediately upon any earlier termination of PETERSON's position as Chairman by the Board or by shareholders. The Board shall, upon completion of every round of equity financing or equity-convertible financing, or at least on an annual basis, review PETERSON's stock-option/stock-grant holdings and make reasonable efforts to keep the level of such holdings competitive with

chairmen of companies that are similar to the Company. In any case, for PETERSON's Term and until at least December 31, 2022, the number of cumulative options granted to PETERSON (excluding those that might be in lieu of Special Bonus and the like) shall not be allowed by the Board to go below 1.5% of Company shares outstanding, calculated on a fully diluted basis.

4. EXPENSES

The Company shall pay on behalf of PETERSON or reimburse PETERSON (against PETERSON's submission to the Company of proper receipts therefore) for all expenses properly incurred by him in the course of his engagement hereunder or otherwise in connection with the business of the Company in accordance with Company policies, as such policies may be established and revised by the Board from time to time.

5. NO EMPLOYMENT RELATIONSHIP

PETERSON and the Company understand and expressly agree that PETERSON's engagement with the Company is as a Boardmember elected and appointed by action of the Board and/or shareholders of the Company, for Term as specified herein and such further terms to which he may be duly elected. For the absence of doubt, it is stipulated that PETERSON is not an employee of the Company.

6. TERMINATION OF SERVICE

6.1 Upon termination of Board service prior to normal expiration of term, for any reason, including voluntary resignation, PETERSON shall:

(a) Be entitled to the compensation set forth in Section 3(a) hereof, prorated to the effective date of such termination;

(b) Be entitled to the compensation set forth in Section 3(b) hereof, for funds raised through December 31, 2022;

(c) Remain subject to the provisions of the Confidential Information and Invention Assignment Agreement, in the form attached hereto as Exhibit A, signed concurrently herewith;

(d) Not be entitled to severance;

(e) Receive immediate acceleration and full vesting of all of PETERSON's unvested stock options, unvested stock grants, and any other such assets that vest over time, and shall be allowed until December 31, 2022, or 12 months, whichever is longer, to exercise such options and assets, except to the extent that any such options expire before the end of this period or to the extent that earlier exercise is required by the Company to effect a sale or a merger;

(f) Surrender to the Company, at its request, or at the conclusion of his Board service to the Company, all accounts, notes, data, sketches, drawings and reproductions, and copies thereof, any of which (i) relate in any way to the business, products, practices, or techniques of the Company, (ii) contain Confidential Information, whether or not created by him, or (iii) come into his possession by reason of his Board service to the Company; and PETERSON agrees further that all of the foregoing are the property of the Company.

7. LOYAL PERFORMANCE

7.1 PETERSON shall not, during the period of his Board service to the Company, engage in any employment or activity in any business competitive with the Company. PETERSON agrees to notify the Company in writing of any new outside employment or business activity, including the name of the business and the general nature of PETERSON's involvement, during the period of PETERSON's Board service to the Company.

7.2 If, at any time during the period ending 12 months after PETERSON has ceased to provide Board service to the Company, whether or not pursuant to this Agreement, PETERSON directly or indirectly engages with, assists or has an active interest in, whether as owner, partner, shareholder, joint venturer, corporate officer, director, employee, consultant, principal, agent, trustee or licensor, or in any other similar capacity whatsoever (provided that ownership of not more than two percent of the outstanding stock of a corporation traded on a National securities exchange or quoted on NASDAQ or OTC shall not of itself be viewed as assisting or having an active interest), or enters the employment of or acts as an agent for or advisor or consultant to any person, firm, partnership, association, corporation, business organization, entity, or enterprise ("Business") that is, or is about to become, directly or indirectly, engaged in any business or program that competes directly with or is substantially similar to any business or program that the Company (or any subsidiary or affiliate of the Company) was involved in (or was in the planning or development stage) during the 120-day period immediately prior to PETERSON's ceasing to provide Board service to the Company, then PETERSON shall immediately notify Company in writing of such involvement, including the name of the Business and the nature of PETERSON's involvement, and PETERSON agrees to fully respond to reasonable questions by the Company regarding such involvement and to provide such further assurances reasonably requested by Company that PETERSON is not and will not be in breach of the Confidential Information and Invention Assignment Agreement attached hereto as Exhibit A.

7.3 PETERSON will not without prior written consent of the Company:

(a) For a period of 60 months after ceasing Board service to the Company, directly or indirectly take any action or make or cause to be made any statements that would disparage the reputation of the Company or any subsidiary or affiliate of the Company, or

(b) For a period of 24 months after termination, induce or attempt to influence any employee or consultant of the Company or any of its or their subsidiaries or affiliates to terminate his or her employment (or service in the case of consultants).

7.4 Nothing contained in this Section 7 is intended to supersede or alter in any way the provisions of the Confidential Information and Invention Assignment Agreement attached hereto as Exhibit A (see next section).

8. CONFIDENTIALITY MATTERS

8.1 It is an express condition to the Board service to Company of PETERSON that PETERSON sign and deliver a Confidential Information and Invention Assignment Agreement in the form attached hereto as Exhibit A concurrently with the execution of this Agreement.

8.2 The covenants contained in the Confidential Information and Invention Assignment Agreement constitute separate covenants. If in any judicial proceeding, a court shall hold that any of the covenants set forth in the Confidential Information and Invention Assignment Agreement is not permitted by applicable laws, PETERSON and Company agree that such provision shall and is hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. PETERSON and Company further agree that the covenants in the Confidential Information and Invention Assignment Agreement shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by PETERSON against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants set forth in the Confidential Information and Invention Assignment Agreement.

9. ACKNOWLEDGMENT

PETERSON acknowledges that he has been advised by Company to consult with independent counsel of his own choice, at his expense, as to his entering into this Agreement, that he has had the opportunity to do so, and that he has taken advantage of the opportunity to the extent that he desires. PETERSON further acknowledges that he has read and that he understands this Agreement, is fully aware of its legal effect, and has entered into it freely based on his own judgment and such professional advice as he has seen fit to obtain.

10. ARBITRATION

PETERSON and the Company agree that in the event of any dispute concerning, arising

out of, or related in any way to this Agreement, such dispute shall be submitted to arbitration. Except as otherwise provided for herein, the disputes subject to this agreement to arbitrate include, to the fullest extent allowable by law, all potential claims between PETERSON and Company including, but not limited to, breach of contract, tort, discrimination, harassment, wrongful termination, compensation and benefits claims, constitutional claims and claims for the violation of any local, state or federal statute, ordinance or regulation. Arbitration proceedings may be commenced by either party by giving the other party written notice thereof and proceeding thereafter in accordance with the rules and procedures of the American Arbitration Association and California law. Any such arbitration shall take place before a single arbitrator only in County of Santa Clara, California. Any such arbitration shall be governed by and be subject to the applicable laws of the State of California and the then-prevailing rules of the American Arbitration Association (the "AAA"). If the parties are unable to agree on a single neutral arbitrator, the arbitrator shall be selected pursuant to the AAA rules. The arbitrator's award in any such arbitration shall be final and binding, and a judgment upon such award may be entered and enforced by any court of competent jurisdiction. ***Each party to this Agreement understands that by agreeing to arbitrate their disputes, they are giving up their right to have their disputes heard in a court of law and, if applicable, by a jury.*** Company shall bear the costs of the arbitrator, the forum, and filing fees. Each party shall bear its own respective attorney's fees and all other costs, unless otherwise required or allowed by law and awarded by the arbitrator.

11. VIOLATION OF THE CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

PETERSON agrees and acknowledges that the violation of any of the provisions contained in the Confidential Information and Invention Assignment Agreement attached hereto as Exhibit A would cause irreparable injury to the Company, the remedy at law for any violation or threatened violation thereof would be inadequate, and that the Company shall be entitled to temporary and permanent injunctive or other equitable relief without the necessity of proving actual damages. PETERSON agrees that such relief shall be available in a court of law in County of Santa Clara, California, regardless of the arbitration provisions contained in Section 10 of this Agreement.

12. MISCELLANEOUS

12.1 Amendment. This Agreement may not be modified or amended without the express prior written consent of the Company and PETERSON.

12.2 Notices. All notices required or permitted under this Agreement shall be in writing, shall be sent either certified mail (return receipt requested) or by email (with receipt requested by return email) to the relevant party at its mailing address or email address set out below (or such other address as the addressee has given to the other parties in accordance with the terms of this Section):

To the Company: Attn: Chief Executive Officer
Imaging3, Inc.
3022 Hollywood Way
Burbank, CA 91505

jhollister@imaging3.com

To PETERSON: Jeffrey N. Peterson
110 Winchester Ct.
Foster City, CA 94404

jnpeterson@alum.mit.edu

Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by certified letter, return receipt requested, when actually delivered to the relevant party; and (b) if given or made by email, with receipt confirmed by return email.

12.3 Entire Agreement. This Agreement and the Exhibits attached hereto contain the entire agreement of the parties regarding the Board service of PETERSON, and there are no other promises or conditions regarding PETERSON's Board service in any other agreement, whether oral or written.

12.4 Assignment. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective corporation. PETERSON shall not be entitled to assign any of his rights or obligations under this Agreement.

12.5 Sections. References herein to Sections are to the sections in this Agreement, unless the context requires otherwise.

12.6 Headings. The section headings are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

12.7 Rules of Construction. Unless the context requires otherwise, words importing the singular include the plural and vice versa, and words importing a gender include every gender.

12.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained therein.

12.9 Survival. Any variation in compensation or conditions mutually agreed upon after the effective date of this Agreement shall not constitute a new agreement; instead, the terms and conditions of this Agreement, except as to such variation, shall continue in force.

12.10 Waiver. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

12.11 Interpretation. This Agreement shall not be construed against any party on the grounds that such party drafted the Agreement or caused it to be drafted.

12.12 Governing Law. This Agreement shall be governed by the laws of the State of California. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, whether involving remedies at law or equity, shall be adjudicated in County of Santa Clara, California.

12.13 No Conflicting Agreements. PETERSON represents and warrants to the Company that he is not a party to or bound by any confidentiality, non-competition, non-solicitation or other agreement or restriction that could conflict with or be violated by the performance of PETERSON's Board service to the Company under this Agreement or otherwise. PETERSON agrees that he will not disclose to the Company, use, or induce the Company to use, any invention or confidential information belonging to any third party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first written above.

Imaging3, Inc.

Signature

JOHN B HOLLISTER

Print Name

CEO

Title

PETERSON

Signature

Jeffrey N. Peterson

Print Name

EXHIBIT A

(CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT)